                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934


                   TMBR/Sharp Drilling, Inc.


                        (Name of Issuer)

                  Common Stock, $.10 Par Value

                 (Title of Class of Securities)

                          87257P 10 1

                         (CUSIP Number)

                      Patricia R. Elledge
                   TMBR/Sharp Drilling, Inc.
                       4607 W. Industrial
                     Midland, Texas, 79703
                         (915) 699-5050

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          May 16, 2000

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

CUSIP No. 87257P 10 1          13D             Page 2 of 41 Pages


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Roper Operations, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (See Instructions)
                                                    (a)      [ ]

                                                    (b)      [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (See Instructions)

                              00

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.   (organized under laws of Texas)


    NUMBER OF      7.     SOLE VOTING POWER

     SHARES        8.     SHARED VOTING POWER
  BENEFICIALLY
                             657,854
    OWNED BY
                   9.     SOLE DISPOSITIVE POWER
     EACH
   REPORTING      10.     SHARED DISPOSITIVE POWER

    PERSON                   657,854

     WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             657,854

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)
                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           13.27%

14. TYPE OF REPORTING PERSON (See Instructions)
                           CO

CUSIP No. 87257P 10 1          13D             Page 3 of 41 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Roper Family Properties, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (See Instructions)
                                                    (a)      [ ]

                                                    (b)      [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)

                          00

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.  (organized under laws of Texas)


    NUMBER OF      7.     SOLE VOTING POWER:

     SHARES        8.     SHARED VOTING POWER
  BENEFICIALLY
                              657,854
    OWNED BY
                   9.     SOLE DISPOSITIVE POWER:
     EACH
   REPORTING      10.     SHARED DISPOSITIVE POWER

    PERSON                    657,854
     WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              657,854

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)
                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         13.27 %

14. TYPE OF REPORTING PERSON (See Instructions)

                         PN

Item 1.  Security  and  Issuer

     The class of securities to which this Schedule 13D
(this "Statement") relates is the common stock, par value
$.10 per share (the "Common Stock"), of TMBR/Sharp
Drilling, Inc., a Texas corporation ("TMBR"), whose address is 4607 W. Industrial Ave., Midland, Texas 79703.


Item 2.  Identity  and  Background

     This Statement is being filed by (1) Roper Family
Properties, Ltd. and (2) Roper Operations, Inc.
(collectively, the "Reporting Persons"), and relates to shares of TMBR Common Stock owned by Joe G. Roper and his four adult children, Patricia R. Elledge, Judy Kathleen
Roper, J. Mark Roper and Jeanie Elisabeth Cornelius.

     Mr. Roper is the President and a Director of TMBR.
Patricia R. Elledge is the Controller and Treasurer of
TMBR.

     The principal executive offices of Roper Operations, Inc. and Roper Family Properties, Ltd. are located at 4607
W. Industrial Ave., Midland, Texas 79703.

     Roper Operations, Inc. is a corporation organized under the laws of Texas on April 18, 2000. Roper
Operations, Inc. was organized for the purpose of serving as the sole general partner of Roper Family Properties, Ltd.

     Roper Family Properties, Ltd. is a limited partnership organized under the laws of Texas on April 18, 2000. Roper
Family Properties, Ltd. was organized by Joe G. Roper and his children primarily for estate planning purposes for Mr.
Roper.

     All of the outstanding shares of capital stock of Roper Operations, Inc. are owned equally by Patricia R.
Elledge, Judy Kathleen Roper, J. Mark Roper and Jeanie
Elisabeth Cornelius.

     Roper Operations, Inc. owns a 1% general partner interest in Roper Family Properties, Ltd., Mr. Roper owns an 83% limited partnership interest, and each of Mr.
Roper's four children own a 4% limited partnership interest in Roper Family Properties, Ltd.

     Roper Family Properties, Ltd. was initially organized with Roper Operations, Inc., as general partner, owning a 1% interest in the partnership, and Joe G. Roper, as the sole limited partner, owning a 99% interest in the partnership. On April 27, 2000, Joe G. Roper conveyed a 4% limited partnership interest to each of his four children.

     The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of Roper Operations, Inc.
and Roper Family Properties, Ltd., is set forth in Exhibit
A attached hereto and made a part hereof for all purposes.

     Neither Roper Family Properties, Ltd. nor, to its knowledge, any of the executive officers, directors or controlling persons of Roper Family Properties, Ltd. has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     Neither Roper Operations, Inc. nor, to its knowledge, any of the executive officers, directors or controlling persons of Roper Operations, Inc. has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     Neither Roper Family Properties, Ltd. nor, to its knowledge, any executive officer, director or controlling person of Roper Family Properties, Ltd. has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Roper Family Properties, Ltd. or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither Roper Operations, Inc. nor, to its knowledge, any executive officer, director or controlling person of Roper Operations, Inc. has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Roper Operations, Inc. or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

       On April 20, 2000 and April 24, 2000, the children of Joe G. Roper each made a capital contribution to Roper
Operations, Inc. in the form of shares of Common Stock of TMBR. The name of each person making a capital contribution to TMBR, the date on which such capital contribution was made and the number of shares of TMBR
Common Stock contributed by each such person is set forth in the following table:


                                Date of                 Number of
                                Capital                  Shares
    Name                      Contribution             Contributed
--------------------         --------------            -----------

Patricia R. Elledge          April 20, 2000               1,812


Judy Kathleen Roper          April 20, 2000               1,812


J. Mark Roper                April 20, 2000               1,812


Jeanie Elisabeth Cornelius   April 24, 2000               1,812
                                                          -----
                                                          7,248
                                                          =====

     On April 20, 2000, Roper Operations, Inc., in its capacity as the general partner of Roper Family Properties, Ltd., made a capital contribution to Roper Family
Properties, Ltd. by transferring 5,436 shares of the above shares to Roper Family Properties, Ltd., and the remaining
1,812 shares were contributed to the capital of Roper
Family Properties, Ltd. on April 24, 2000.

     In addition to the capital contributions described above, Joe G. Roper made the following additional capital contributions of TMBR Common Stock to Roper Family
Properties, Ltd.:


          Date of                  Number of Shares
    Capital Contribution             Contributed
    --------------------           ----------------

      April 19, 2000                   159,354

      April 20, 2000                    99,586

      May 16, 2000                     391,666
                                       -------
                                       650,606
                                       =======

Item 4.  Purpose of Transaction

         On March 1, 2000, TMBR issued a press release advising that Joe G. Roper was receiving medical treatment for cancer and that, for estate planning purposes, he may sell in public and private transactions an undetermined number of shares of Common Stock. Due to Mr. Roper's medical condition, Roper Family Properties, Ltd. was organized for estate planning purposes, including (i) the consolidation of ownership of certain assets owned by Mr. Roper and his children, (ii) maintaining a consolidated voting block of shares of TMBR Common Stock and (iii) providing for a more efficient means of handling the ownership and management of the properties.

            Roper Family Properties, Ltd. and Roper Operations,
Inc., or either of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made in light of the then current financial condition and prospects of TMBR, the market price of the Common Stock, general economic conditions, the securities markets in general, other investment opportunities, fiduciary considerations, the financial condition of each Reporting Person, federal gift, income and estate tax matters applicable to Mr. Roper, Mr. Roper's health and other relevant factors.

                Neither Roper Operations, Inc. nor Roper Family
Properties, Ltd. has any plans or proposals at the present time which relate to or would result in:

          (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving TMBR;

          (b) a sale or transfer of a material amount of TMBR's assets;

          (c) any change in the present board of directors or management of TMBR, including any plans or proposals to change the number or term of TMBR's directors;

          (d) any material change in TMBR's present capitalization or dividend policy;

          (e) any other material change in TMBR's business or corporate structure;

          (f) changes in TMBR's charter or bylaws or other actions which may impede the acquisition of control of TMBR by any person;

          (g) causing a class of TMBR's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) a class of TMBR's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i)   any action similar to any of those enumerated above.

            All decisions with regard to the investment, disposition and voting of the TMBR Common Stock beneficially owned by Roper Family Properties, Ltd. are made by a majority of the Board of Directors of Roper
Operations, Inc., the general partner.


Item 5.  Interest in Securities of the Issuer

           TMBR presently has issued and outstanding a total of 4,958,386 shares of Common Stock.

           Roper Family Properties, Ltd. holds directly and is the beneficial owner of 657,854 shares of Common Stock, which represents approximately 13.27% of TMBR's issued and outstanding Common Stock. Roper Family Properties, Ltd.
has sole voting and investment powers with respect to such shares of Common Stock.

           By virtue of its position as the general partner of Roper Family Properties, Ltd., Roper Operations, Inc. may also be deemed to be the indirect beneficial owner of the 657,854 shares of Common Stock that are owned and held directly by Roper Family Properties, Ltd. However, Roper Operations, Inc. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Roper Family Properties, Ltd., except for 6,579 shares of Common Stock which are attributable to the 1% general partner interest owned by Roper Operations, Inc. in Roper Family Properties, Ltd. The fact that Roper Operations, Inc. has included all of the shares of Common Stock owned by Roper Family Properties, Ltd. in this Statement shall not be deemed an admission that Roper Operations, Inc. is the beneficial owner of all such shares.

             Although the number of shares of Common Stock beneficially owned by the Reporting Persons does not constitute a majority of the outstanding shares of Common
Stock, the Reporting Persons may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of TMBR.

             To the best knowledge of the Reporting Persons, no executive officer or director of Roper Operations, Inc. or Roper Family Properties, Ltd. and no associate of Roper Operations, Inc. or Roper Family Properties, Ltd. owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that (1) Joe G. Roper has the right to acquire a total of 267,000 shares of Common Stock upon exercise of employee stock options granted to him by TMBR and (2) Patricia R. Elledge has (i) direct beneficial ownership of 9,209 shares of TMBR Common Stock; (ii) indirect beneficial ownership of 22,816 shares of TMBR
Common Stock held directly by three separate trusts of which Ms. Elledge is the beneficiary; and (iii) the right to acquire a total of 32,000 shares of TMBR Common Stock upon exercise of employee stock options granted to her by TMBR.

         Except as described in this Statement, no transactions in the Common Stock were effected during the past 60 days by Roper Operations, Inc. or Roper Family Properties, Ltd.
or, to their best knowledge, by any executive officer, director or affiliated person of Roper Operations, Inc. or Roper Family Properties, Ltd., or by any subsidiary of Roper Operations, Inc. or Roper Family Properties, Ltd. or by any executive officer, director or affiliated person of any such subsidiary.

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

           Roper Operations, Inc., Joe G. Roper, J. Mark Roper,
Patricia R. Elledge, Judy Kathleen Roper and Jeanie
Elisabeth Cornelius are parties to an agreement of limited partnership forming Roper Family Properties, Ltd., a copy of which is filed with this statement as Exhibit B and incorporated herein by reference.




Item 7.  Material to be Filed as Exhibits

          Exhibit A  Name, residence address and present
                     principal occupation and address of
                     employment of each executive officer,
                     director and controlling person of Roper
                     Operations, Inc. and Roper Family
                     Properties, Ltd.

          Exhibit B  Agreement of Limited Partnership of Roper
                     Family Properties, Ltd.

          Exhibit C  Joint Filing Agreement

                           Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                    ROPER FAMILY PROPERTIES, LTD., a
                        Texas limited partnership

                    By: ROPER OPERATIONS, INC., its
                        General Partner


                    By:/s/ Patricia R.Elledge
                       -----------------------------------
                       Patricia R. Elledge, Vice President

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                    ROPER OPERATIONS, INC.



                    By: /s/ Patricia R. Elledge
                        -----------------------------------
                        Patricia R. Elledge, Vice President

                            EXHIBIT A



   The table below sets forth the name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Roper Operations, Inc. and Roper
Family Properties, Ltd.

                                               Present Position
                                                 with Roper
                                               Operations, Inc.
Name and                                       and Roper Family      Present Principal Occupation
Business Address           Citizenship         Properties, Ltd.      and Address of Employment
----------------           -----------         ----------------      ----------------------------
Patricia R. Elledge           U. S.            Director, Vice        Ms. Elledge is the Controller
4607 W. Industrial                             President and         and Treasurer of TMBR/Sharp
Midland, Texas 79703                           Stockholder of        Drilling, Inc.  The address of
                                               Roper Operations,     TMBR/Sharp Drilling, Inc. is
                                               Inc.; Limited         4607 W. Industrial, Midland,
                                               Partner of Roper      Texas 79703.
                                               Family Propeties,
                                               Ltd.

J. Mark Roper                 U. S.            Director, President   President of Roper
8140 N. Mopac, II-240                          and Stockholder of    Homebuilding, Inc. d/b/a
Austin, Texas 78759                            Roper Operations,     Roper Interests.   The address
                                               Inc.; Limited         of Roper Interests is 8140 N.
                                               Partner of Roper      Mopac, II-240, Austin, Texas
                                               Family Properties,    78759.
                                               Ltd.

Jeanie Elisabeth Cornelius    U. S.            Director and          School teacher, Weatherford,
1422 Old Rock Road                             Stockholder of        Texas.  The address of Ms.
Weatherford, Texas 76088                       Roper Operations,     Cornelius' employment is
                                               Inc.; Limited         Weatherford High School, 1007
                                               Partner of Roper      South Main, Weatherford,
                                               Family Properties,    Texas 76088.
                                               Ltd.

Judy Kathleen Roper           U. S.            Director and          Secretary at TMBR/Sharp
4607 W. Industrial                             Stockholder of        Drilling, Inc.  The address of
Midland, Texas 79703                           Roper Operations,     TMBR/Sharp Drilling, Inc. is
                                               Inc.; Limited         4607 W. Industrial Blvd.,
                                               Partner of Roper      Midland, Texas 79703.
                                               Family Properties,
                                               Ltd.

                            EXHIBIT B


                 AGREEMENT OF LIMITED PARTNERSHIP
                                OF
                  ROPER FAMILY PROPERTIES, LTD.

     This Agreement of Limited Partnership of ROPER FAMILY
PROPERTIES, LTD. (the "Agreement") is made and entered into by and among ROPER OPERATIONS, INC., a Texas corporation
(the "General Partner"), and JOE G. ROPER, as limited partner (the "Limited Partner"). The General Partner, the
Limited Partner and all future partners shall also be hereinafter sometimes referred to as a "Partner" in the singular or the "Partners" in the plural.

                           Recitations

     The Partners desire to form an entity for purposes of
(i) consolidating the ownership of certain properties owned by the Partners, (ii) maintaining a consolidated voting block of the shares of common stock of TMBR/Sharp Drilling, Inc. to be owned by the Partnership, and (iii) providing for a more efficient means of handling the ownership and management of such properties in order to enhance the value of such properties in the future. Also, in order to provide for the centralized management of the Partnership and the ongoing management and control of the Partnership upon the death or incapacity of a family member, the parties desire to set forth provisions for the appointment of a successor general partner if the General Partner fails or ceases to serve as General Partner.

     NOW THEREFORE, it is hereby agreed as follows:

                            ARTICLE 1
                            FORMATION

     1.1.  Organization.  The parties hereby form a Limited
Partnership, herein called the "Partnership", under and pursuant to the Texas Revised Limited Partnership Act,
Article 6132a-1 of the Revised Civil Statutes of the State of Texas ("Act"). The Partnership hereby elects to adopt the Act and be governed by the provisions thereof.

     1.2. Statutory Requirement. The parties shall immediately execute a Certificate of Limited Partnership and cause such certificate to be filed with the Secretary of State of Texas and, thereafter, execute and cause to be filed and otherwise published, such original or amended certificates evidencing the formation and operation of this Limited Partnership whenever the same may be required under the laws of the State of Texas and of any other states where the Partnership shall determine to do business. The General Partner is hereby authorized and empowered by the

Limited Partners to prepare, file, and publish either the original or any amended or modified Certificates of Limited Partnership as may be necessary or desirable and the Limited Partners specifically designate and appoint the General Partner, for and on their behalf as their attorney for the exclusive purposes of signing and attesting to such original or amended Certificates of Limited Partnership.

     1.3. Purposes of Partnership. The Partnership is hereby formed for the purpose of investing and reinvesting any of the Partnership assets or income of the Partnership, whether or not the original purpose for the investment has been accomplished, in stocks, bonds, certificates of deposit, money market accounts, mutual funds and other investments and owning, developing, leasing, managing, operating, purchasing and selling real property, including commercial real estate and producing and non-producing oil and gas properties (with it being understood that, until the end of the term of the Partnership, the investment objectives of the Partnership are to continue until the Partnership is dissolved and wound up), and such other purposes as may be agreed upon by the Partners from time to time. The Partnership is also formed for the additional business purposes which are set forth in the Recitations.

                            ARTICLE 2
                   NAMES AND PLACES OF BUSINESS

     2.1.  Name of Limited Partnership.  The name of the
Limited Partnership shall be ROPER FAMILY PROPERTIES, LTD.
The business of the Partnership shall be conducted under such name. The General Partner shall promptly execute and duly file with the proper offices in the states in which the Partnership shall conduct activities, one or more certificates as required by the Fictitious Name or Assumed
Name Act or similar statute in effect as to the states in which such activities are so conducted.

     2.2. Location of Principal Place of Business. The principal place of business where records are to be kept and made available is 4607 W. Industrial Avenue, Midland, Texas 79703. The registered office is located at 4607 W. Industrial Avenue, Midland, Texas 79703, and the registered agent at such address is PATRICIA R. ELLEDGE. The mailing address of the Partnership is P. O. Box 10970, Midland, Texas 79702.

     2.3.  Names, Mailing Addresses and Places of Business of
Partners.

                (a)  The name, mailing address and principal
     place of business of the General Partner of this Partnership is as follows:

                         Mailing                 Principal Place
   Name                  Address                 of Business
   ----                  -------                 ---------------
Roper Operations, Inc.   P.O. Box 10970          4607 W. Industrial Ave.
                         Midland, Texas 79702    Midland, Texas 79703


          There are no other general partners of this Partnership and no other person or entity has any right to take part in the active management of the business affairs of the Partnership.

               (b) The name and address or place of residence of the Limited Partner is set forth on the signature page of the Limited Partners attached hereto and made a part hereof.

                            ARTICLE 3
                       TERM OF PARTNERSHIP

    The Partnership shall commence as of April 19, 2000, and shall continue in existence until December 31, 2039, unless it is sooner terminated as hereinafter provided, or extended by unanimous consent of the Partners.

                            ARTICLE 4
                     CONTRIBUTIONS OF CAPITAL

    4.1. Initial Capital. The initial capital to be contributed by each Partner and the agreed value thereof are set forth in Exhibit A attached hereto.

    4.2. Future Contributions. The Partners shall not be required to make any additional capital contributions. The Limited Partners and the General Partner may make, but shall not be obligated to make, such additional cash or non-cash contributions as approved by the General Partner. At the time of any additional contributions, the fair market value of any non-cash contributions shall be determined by the General Partner, and the Partnership sharing percentages shown in Exhibit A shall be adjusted as determined by the General Partner to take into account such additional contributions (which determinations of fair market value and adjustments of Partnership sharing percentages, if reasonable, shall be binding upon all Partners). Notwithstanding the foregoing, a General Partner is required to maintain a Partnership sharing percentage as a General Partner of at least one percent (1%) at all times.

    4.3 Interest on Capital Accounts. No Partner shall receive any interest on his or her capital contributions to the Partnership.

                            ARTICLE 5
                          ALLOCATION OF
                PROFITS AND LOSSES; DISTRIBUTIONS

    5.1  Capital Accounts.  A capital account ("Capital
Account") shall be established for each Partner and shall be maintained at all times throughout the existence of the Partnership in a manner so as to correspond with the results set forth in the Treasury Regulations promulgated under Sections 704(b) and 704(e) of the Code (the
"Allocation Regulations"). A Partner's Capital Account shall be increased by (1) the amount of his capital contribution to the Partnership, and (2) allocations of income or gain to the Partner for partnership book purposes pursuant to this Article 5, and shall be reduced by (1) the amount of money distributed to the Partner by the Partnership, (2) the Agreed Value of any property distributed to the Partner by the Partnership, and (3) allocations of deduction or loss to the Partner for partnership book purposes by the Partnership. The Capital
Accounts of the Partners shall not bear interest.

    5.2 Adjustment to Capital Accounts. If any additional partnership interests are to be issued in consideration for a contribution of property or cash (other than a de minimis amount) or if any property or cash (other than a de minimis amount) is to be distributed in liquidation of the Partnership or a partnership interest, the Capital Accounts of the Partners and the Carrying Value of all Property shall, immediately prior to such issuance or distribution, be adjusted (consistent with the provisions of Section 704(b) of the Code and the Allocation Regulations) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to all Property (as if the Unrealized Gain or Unrealized Loss had been recognized upon actual sale of the Property upon a liquidation of the Partnership immediately prior to issuance). For purposes of this Agreement, Carrying Value shall mean the Agreed Value of the property contributed to the Partnership, reduced as of the time of determination by all book depreciation, cost recovery and amortization deductions charged to the Capital Accounts and an appropriate amount to reflect any sales, retirements or other dispositions of assets included in such property and, with regard to other Property, the adjusted basis of such property for federal income tax purposes as of the time of determination. The Carrying Values shall be further adjusted as provided in this Article 5 and, at the time the Carrying Value of a Property is so adjusted, such property shall thereafter be deemed to be a property contributed as of the date of adjustment.

    5.3 Gift of Partnership Interests. If all or any portion of a partnership interest is transferred to a permitted transferee as a gift or deemed gift, the Capital Accounts of the Partners and the Carrying Value of all Property shall, immediately prior to such transfer, be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Property in a manner similar to that set forth in Section 5.2 above. The
Capital Accounts and Carrying Values so determined under this Section 5.3 shall be referred to as the "Section
704(e) Capital Accounts", and Section 704(e) Carrying Values shall thereafter be adjusted in the same manner as Capital Accounts and Carrying Values.

    5.4 Capital Accounts of Transferees. Except as otherwise required by the Allocation Regulations, in the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account and the Section 704(e)
Capital Account of the transferor to the extent it relates to the transferred interest.

    5.5  No Obligation to Restore Deficit in Capital
Accounts. No Partner will be required to restore a deficit in his Capital Account upon liquidation of the Partnership or the Partner's partnership interest.

    5.6  Capital Account of General Partner.  The General
Partner's General Partner Interest will be maintained separately from any Limited Partnership Interest which it may have.

    5.7 Allocations of Profits and Losses. Except as otherwise provided in this Article 5 below, for federal income tax purposes, each item of income, gain, loss and deduction will be allocated among the Partners in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to this Article 5.

    5.8 Special Allocations of Profits and Losses. Except as otherwise provided in this Article 5, profits and losses shall be allocated as follows:

             (a)  First, losses shall be allocated to the
    Partners in accordance with the  Partners' Sharing
    Ratios but only to the extent of the Partners'
    Capital Accounts.

             (b)  Second, remaining losses shall be
    allocated to the General Partner.

             (c)  Third, profits shall be allocated to
    Partners in accordance with the  Partners' Sharing
    Ratios.

             (d) Notwithstanding the preceding allocations, and to the extent the General Partner deems it necessary to insure that this Agreement and the allocations hereunder meet the requirements of
    Section 704 of the Code and the Allocation
    Regulations, allocations of the following type and in the following priority will be made to the appropriate Partners in the necessary and required amounts as set forth in the Regulations before any other allocations under this Section:

                 (1)  Partner nonrecourse debt minimum
         gain charge back under Regulations
         Section 1.704-2(i);

                 (2)  Partnership minimum gain
         chargeback under Regulations Section
         1.704-2(f) (provided that the General
         Partner may seek a waiver of such
         chargeback in appropriate circumstances
         under Regulations Section 1.704-2(f)(4)
         in its sole discretion);

                 (3)  In the event any Partners
         unexpectedly receive any adjustments,
         allocations, or distributions described
         in Regulations Section 1.704-
         1(b)(2)(ii)(d)(4), (5), or (6), items of
         Partnership income and gain to such
         Partners in an amount and manner
         sufficient to eliminate the deficit
         balances in their Capital Accounts
         (excluding from such deficit balance
         amounts Partners are obligated to restore under this Agreement or are treated as obligated to restore pursuant to
         Regulations Sections 1.704-1(b)(2)(ii)(c),
         1.704(b)(2)(ii)(h), 1.704-2(g), or 1.704-
         2(i)(5) created by such adjustments,
         allocations, or distributions as quickly as possible and in a manner which complies with Regulations Section 1.704-
         1(b)(2)(ii)(d);

                 (4)  Partner nonrecourse deductions
         under Regulations Section 1.704(2)(i)
         which will in all cases be allocated to
         the Partner which bears economic risk of loss for the indebtedness to which such deductions are attributable.

    All of the allocations made pursuant to the preceding provisions of this Section 5.8 will be taken into account in computing subsequent allocations of profits and losses and all other items allocated to each Partner pursuant to this Section 5.8 will, to the extent possible, be equal to the net amount that would have been allocated to each such Partner pursuant to this Section 5.8, if this paragraph (d) of Section 5.8 had not applied. Pursuant to Regulations
Section 1.752-3(a)(3), solely for purposes of determining each Partner's proportionate share of the "excess nonrecourse liabilities" of the Partnership (as defined in Regulations Section 1.752-3(a)(3)), the Partners' respective interests in profits will be equal to their Sharing Ratio.

    5.9  Transferor - Transferee Allocations; Section 754
Election. Income, gain, loss, deduction or credit attributable to any interest in the Partnership which has been transferred shall be allocated between the transferor and the transferee under any method allowed under Section
706 of the Code as agreed by the transferor and the transferee. The General Partner, at his discretion, may make the election provided under Section 754 of the Code and any corresponding provision of applicable state law.

    5.10 Reallocation of Income. After all allocations under this Article have been made, the General Partner, in its discretion, shall reallocate income among the Partners to the least extent necessary to insure that the provisions of Section 704(e) and the Regulations have been fulfilled, especially Regulations Section 1.704(e)(3). To the extent that any Partner was allocated income which the Internal
Revenue Service finally determines should have allocated to any other Partner under the principles of Section 704(e), the first Partner intends and does designate the income as a gift to the second Partner.

    5.11 Tax Allocations Under Code Section 704(c).
With regard to income, gain, loss, depreciation, depletion and cost recovery deductions for federal income tax purposes, in the case of a Contributed Property, such items will be allocated among the Partners in the manner provided in Section 704(c) of the Code to take account of the Built-in Loss at the time of contribution and, and in the case of any property the Carrying Value of which has been adjusted, such items will be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account Unrealized Gain or Unrealized Loss resulting from differences between the Carrying Value and the adjusted tax basis of such property.

    5.12 Distributions. Subject to the remaining portion of this Section 5.12 and the other provisions of this Agreement, all or part of Distributable Cash may be distributed at the sole discretion of the General Partner at any time and from time to time to the Partners in such amounts as the General Partner deems advisable. Distributions to the Partners may, but do not have to be, distributed in accordance with the Partnership sharing percentages set forth in Exhibit A, as amended from time to time. If there is more than one general partner, any distribution of Distributable Cash to the Partners shall require the unanimous consent of the then acting general partners. "Distributable Cash" means, at the time of determination, all Partnership cash derived from the conduct of the Partnership's business, other than (1) capital contributions with interest earned pending its utilization,
(2) financing proceeds, (3) reserves for working capital, and (4) other amounts that the General Partner reasonably determines to be necessary for the proper operation of the Partnership's business and its eventual winding up and liquidation.

    With regard to Distributable Cash, the General Partner shall make a determination as to the need for the funds in the operation of the Partnership business, considering both current needs for operating capital, prudent reserves for future operating capital, current investment opportunities, and prudent reserves for future investment opportunities, all in keeping with the Partnership purposes. It is the duty of the General Partner, in determining the amount of Distributable Cash available for the payment of distributions, to take into account the purpose of the Partnership as set forth in Section 1.3, the needs of the Partnership in its business and sums necessary in the operation of its business until the income from further operations is available, the amount of its debts, the necessity or advisability of paying its debts, or at least reducing them within the limits of the Partnership's credit, the preservation of the Partnership's assets, and the character of its surplus assets. Any contributed property or borrowed funds by the Partnership shall be considered as needed for Partnership investment purposes, and any cash produced from the sale of property contributed to the Partnership or from the sale of any assets purchased with borrowed funds, or any reinvestment of any of the assets, including the portion of the sale proceeds representing capital appreciation, shall be considered as needed reserves for Partnership investment purposes. All or part of Distributable Cash derived from income may, to the extent deemed unnecessary for Partnership purposes by the General Partner under the foregoing standard, be distributed in accordance with this Agreement.

                            ARTICLE 6
                OWNERSHIP OF PARTNERSHIP PROPERTY

    All real or personal property, including all improvements placed or located thereon, acquired by or contributed to the Partnership shall be owned by the Partnership, such ownership being subject to the other terms and provisions of this Agreement. Each Partner hereby expressly waives the right to require partition of any Partnership property or any part thereof.

                            ARTICLE 7
                          FISCAL MATTERS

    7.1. Partnership Accounting Year. The Partnership's books and records and all required income tax returns shall be kept or made on a fiscal year selected by the General
Partner. The General Partner shall determine whether the cash or accrual method of accounting is to be used in keeping the Partnership records.

    7.2. Books and Records. The General Partner shall keep at the principal place of business and make available to all Partners at any time during normal business hours, just and true books of account and all other Partnership records. The copying by a Partner, or his designated agent, of any part of or all of such records, at the personal expense of that Partner is specifically authorized. Upon the request of any Limited Partner, the General Partner shall furnish to such limited Partner a year ending balance sheet for the Partnership and a full and detailed financial report on the business operations of the Partnership for and during the entire preceding year. As soon as practicable after the end of each fiscal year, the General Partner shall furnish to all Partners any information needed or necessary to complete their Federal and State income tax returns, including statements of the distributable net income or loss to each Partner from the operations of the Partnership. All of the above duties and services to be performed by the General Partner shall be deemed an expense of the Partnership.

    7.3. Partnership Bank Accounts. The General Partner shall receive all moneys of the Partnership and shall deposit the same in one or more Partnership bank accounts.
All expenditures by the General Partner shall be made by checks drawn against the Partnership bank account. Checks may be signed by the General Partner or any person or persons designated by the General Partner.

                            ARTICLE 8
                MANAGEMENT OF PARTNERSHIP AFFAIRS

    8.1. Control and Management. The General Partner shall have the sole and exclusive right to manage and control the Partnership. If there is more than one General Partner serving at a given time, each General Partner shall have equal rights in the management and control of the Partnership, even though the General Partners' interests in the capital and profits of the Partnership and the guaranteed payments made to the General Partners pursuant to Section 8.6 may vary. Subject to any limitations expressly set forth in this Agreement, the General Partner shall have the power and authority to take such action from time to time as the General Partner may deem to be necessary, appropriate, or convenient in connection with the management and conduct of the business and affairs of the

Limited Partnership, including without limitation, the power to:

              (a)  Acquire properties (including any
     interest therein) for cash, securities, other property, or any combination thereof, upon such terms and conditions as such General Partner may, from time to time determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis).

              (b)  Acquire, own, hold, improve, manage,
     lease, sublease, sell, trade, exchange or otherwise dispose of such property.

              (c)  Make oil, gas and mineral leases, oil,
     gas and mineral lease options, seismic exploration agreements and seismic permits and extensions, renewals and amendments thereto, covering any lands or mineral interests at any time owned by the Partnership; pool or unitize any or all of the lands, mineral leaseholds, or mineral interests of the Partnership with lands, mineral leaseholds, or mineral interests of other persons, corporations, or trusts for the purpose of developing and producing oil, gas or other minerals therefrom, and to make leases, assignments or agreements granting the right to pool or unitize; enter into contracts and agreements for or in respect of the installation or operation of absorption, repressuring, and other processing plants; drill or contract for the drilling of wells for oil, gas or other minerals; make "dry hole" or "bottom hole" contributions; contract or arrange for any other act or thing, whether or not the same be now or hereafter recognized or contemplated as common or proper practices by or among those engaged in the business of prospecting for, developing, producing, processing, transporting, or marketing any such minerals, which may be deemed by the General
     Partner to be advantageous to the Partnership; pay all reasonable expenses; execute division orders, transfer orders, letters-in-lieu and such other instruments as may be necessary to receive revenues attributable to such oil, gas and mineral interests; and execute and deliver any deeds, conveyances, leases, contracts or written instruments of any character appropriate to any of such powers or duties.

              (d) Borrow money on behalf of the Partnership in such amounts as the General Partner deems advisable, and pledge, mortgage and encumber
     Partnership property, all upon such terms and conditions as the General Partner deems advisable.

              (e)  Employ, retain, or otherwise secure or
     enter into other contracts with personnel or firms to assist in the acquisition, developing, improving, managing, and general operation of the Partnership properties, including, but not limited to, real estate brokers or agents, supervisory, development and/or building management agents, attorneys, accountants, and engineers, all on such terms and for such consideration as the General
     Partner deems advisable.

              (f)  Take any and all other action which is
     permitted under the Texas Revised Limited
     Partnership Act and which is customary or reasonably related to the acquisition, ownership, development, improvement, management and leasing
     Partnership assets.

    8.2. Responsibility of General Partner. The General Partner shall exercise ordinary business judgment in managing the affairs of the Partnership. The General Partner shall at all times owe a duty of loyalty and a duty of care to the Partnership and the other Partners.
However, unless fraud, deceit, or a wrongful taking shall be involved, the General Partner shall not be liable or obligated to the Limited Partners for any mistake of fact or judgment made by the General Partner in operating the business of the Partnership, which results in any loss to the Partnership or its Partners. The General Partner does not, in any way, guarantee the return of any Limited Partner's capital or profit from the operations of the Partnership. Notwithstanding the General Partner's duty of loyalty and duty of care to the Partnership and the other Partners, the General Partner shall not be responsible to the Limited Partners because of loss of investment or a loss in operations, unless it shall have been occasioned by fraud, deceit, or a wrongful taking by the General Partner. The General Partner shall devote such attention and business capacity to the affairs of the Partnership as may be reasonably necessary. In this connection, the parties hereby acknowledge that the General Partner may be the manager or general partner of other partnerships and may continue to manage other partnerships, and may continue to engage in other distinct or related businesses.

    8.3 Indemnification of General Partners. To the full extent permitted by law, and to such greater extent as applicable law may thereafter from time to time permit, the Partnership shall indemnify the General Partner, and all agents, officers, directors, shareholders and employees of any General Partner and the Partnership ("Indemnified Parties"), and reimburse such Indemnified Parties for any payments made in respect of, all judgments, penalties, including excise and similar taxes, fines, settlements, and reasonable expenses (including attorneys' fees), if such Indemnified Party was, is or is threatened to be named defendant or respondent in any proceeding (including, but not limited to, a proceeding where it is alleged that an Indemnified Party committed a negligent act or omission) whatsoever arising out of the Partnership; provided however, that the indemnity from the Partnership shall be satisfied out of Partnership assets only. The foregoing shall, without limitation, be needed to make mandatory the indemnification permitted under Section 11.02 of the Act and authorize advance payment of expenses to the fullest extent allowed by law. The indemnification rights herein contained shall be cumulative of, and in addition to, any and all rights, remedies and recourses to which the Indemnified Parties described herein shall be entitled, whether pursuant to some other provision of this Agreement, at law or in equity, even if such partnerships or other businesses may be in competition with the Partnership.

    8.4. Title to Partnership Property. All assets acquired on behalf of the Partnership shall be owned in the name of the Partnership.

    8.5. Restrictions on Limited Partners. The Limited Partners shall not have either the obligation or the right to take part, directly or indirectly, in the active management of the business and the Limited Partners are not authorized to do or perform any act, thing, or deed in the name of or for or on behalf of either the General Partner or the Partnership. The Limited Partners are not authorized to and shall not, directly or indirectly, have a voice in or take part in the business affairs or business operations of the Partnership. The Limited Partners are not authorized to and shall not be permitted to do any act, deed, or thing which will cause such Limited Partners to be classified as a General Partner of the Partnership.

    8.6  Compensation of General Partner.  The General
Partner shall receive, as guaranteed payments from the Partnership, such amounts as the General Partner shall determine from time to time as reasonable compensation for services rendered or to be rendered by the General Partner to the Partnership.

                            ARTICLE 9
                      LIABILITIES AND LOANS

    9.1. Liability of Limited Partners. The liability of the Limited Partners with regard to the Partnership in all respects is restricted and limited to the amount of the actual capital contribution that the Limited Partners make, or agree to make, to the Partnership and any obligations that they, from time to time, specifically agree to individually guarantee. The Limited Partners cannot be assessed to make an additional capital contribution to the Partnership above that which the Limited Partners agree to make to the Partnership.

    9.2. Loans to the Partnership. Nothing herein shall prevent a General Partner or Limited Partner from loaning money to the Partnership for a promissory note or similar evidence of indebtedness, at a reasonable rate of interest.
Any Partner loaning money to the Partnership shall have the same rights regarding the loan as would any person or entity making the loan who was not a Partner of the Partnership.

                            ARTICLE 10
                     PROHIBITED TRANSACTIONS

    Except as otherwise provided in this Agreement, neither the General Partner nor the Limited Partners shall do any act or deed with the intention of harming the business operations of the partnership or do any act contrary to the limited partnership agreement, without the express approval of all partners.

                            ARTICLE 11
                     RESTRICTIONS ON TRANSFER
                     OF PARTNERSHIP INTERESTS

    11.1 Right of First Refusal to Purchase Limited Partnership Interest. Except as provided in Section 11.4 below, a Limited Partner (the "offering Partner") may not sell, transfer, assign, pledge or give (all of the foregoing being considered a "transfer" for all purposes hereunder) all or part of his or her Limited Partnership interest (the "offered interest") without giving the Partnership and then the other Partners the following right of first refusal:

         (a)  The offering Partner shall give the
     Partnership written notice of his or her intent to transfer the offered interest. Such notice must be accompanied by a written agreement between the offering Partner and the party offering to purchase the offered interest which contains a description of the portion of the total interest that the offering Partner intends to sell, the proposed sales price, and the proposed sales terms. For a period of thirty (30) days following receipt of such written notice, the Partnership shall have the right to purchase all or any portion of the offered interest. The Partnership may exercise such right to purchase by giving the offering Partner written notice of its election to exercise such right (including the relative percentages of cash and debt instruments, and the duration, interest rate and payment schedule of any such debt instruments). The Partnership may exercise this right of first refusal by giving the offering Partner written notice within thirty (30) calendar days after receipt of the notice referred to in this paragraph.

              (b)  If the Partnership does not elect to
     exercise its right to purchase the offered interest pursuant to paragraph (a) above, the offering Partner must give all other Partners written notice of his or her intent to transfer the offered interest. Such notice must be accompanied by a written agreement between the offering Partner and the party offering to purchase the offered interest which contains a description of the portion of the total interest that the offering Partner intends to sell, the proposed sales price, and the proposed sales terms
     (including the relative percentages of cash and debt instruments, and the duration, interest rate and payment schedule of any such debt instruments).

              (c) On the receipt of the offering Partner's notice, each other Partner may buy a proportionate share of the offered interest, in the same proportion to the whole offered interest as his or her total Partnership interest (based on capital accounts) bears to those of all Partners (except the offering Partner). Each Partner may exercise this right of first refusal by giving the offering
     Partner written notice within thirty (30) calendar days after receipt of the notice referred to in the preceding paragraph.

              (d)  If one or more of the other Partners
     declines to buy his or her proportionate share of the offered interest, then that portion of the offered interest as to which no Partner has exercised his or her option under the preceding paragraph will be offered wholly to each Partner who exercised his or her option under the preceding paragraph. Each such Partner may exercise his or her secondary right of first refusal as to all or part of the remaining offered interest, by giving the offering Partner written notice within thirty (30) calendar days after the expiration of the first thirty (30) day period. The offering
     Partner must honor all such notices in full in the order received.

              (e) If the other Partners do not agree to buy the entire offered interest, the offering Partner may complete the intended transfer and no other
     Partner shall receive any of the purchased interest. If the transfer is not completed within thirty (30) calendar days after expiration of the last exercise period, any attempted transfer will be deemed pursuant to a new offer and this Section
     11.1 shall again apply. If the transfer is completed within this thirty (30) day period, the transferee shall be an assignee of the offering Partner's interest upon the payment of a reasonable fee to the Partnership to cover costs of preparing, executing and recording all pertinent documents. A transferee who has become an assignee shall have the right to become a substitute Limited Partner upon the consent of all Partners.

              (f) Notwithstanding the terms offered by the transferee for the offered interest, if the Partnership or any of the other Partners elect to buy the offered interest, the purchase price shall be equal to the Fair Market Value (as defined in Section 11.5) of the offered interest.

              (g) The Partnership or the other Partners who elect to buy the offered interest shall pay the purchase price as determined under paragraph (f) above either for cash or, at the purchaser's election, upon the following terms:

                    (1)  The purchase price shall be
        evidenced by a promissory note from the
        Partnership or the purchasing Partner or Partners payable to the offering Partner in the amount of the purchase price, bearing interest at a rate of interest equal to the prime rate of interest announced or published by Bank of America, N.A. as of the date of purchase.

                    (2)  The principal of the note shall be
        payable in twenty (20) equal quarter-annual installments commencing on the last day of the calendar quarter following the closing of the purchase and continuing on the last day of each calendar quarter thereafter until the note is paid in full.

                    (3)  Accrued interest on the note shall
        be payable on the same dates as, but in
        addition to, the installments of principal.

                    (4)  The note shall be secured by a
        security interest in the partnership interest being sold by the offering Partner.

    11.2.     Restrictions on Transfer of General Partnership
Interest. A General Partner may not sell, transfer or assign all or any part of its General Partnership interest in the Partnership.

    11.3.  Transfer of Limited Partnership Interest Upon
Death of a Limited Partner.  Except as provided in Section
11.4 below, upon the death of a Limited Partner, the personal representative of a deceased Limited Partner's estate shall give written notice to the other Limited

Partners and the General Partner of the deceased Limited Partner's death. If the heirs, devisees or legatees of the Limited Partner's entire Limited Partnership interest are Related Parties (as defined in Section 11.4 below), then the personal representative of the deceased Limited Partner's estate may transfer such Limited Partnership interest to such heirs, devisees or legatees without giving the Partnership or the other Limited Partners a right of first refusal to purchase such interest. If any part of the Limited Partnership interest would otherwise pass to a person other than a Related Party under the terms of the Limited Partner's Will or by operation of law, then the Partnership, and if it declines, the other Limited Partners, shall have a right of first refusal to purchase that portion only of the deceased Limited Partner's Limited Partnership interest upon the following terms:

              (a)  Upon receipt of written notice of the
     deceased Limited Partner's death from the personal representative of the deceased Limited Partner's estate, the Partnership shall have the right to purchase all or any portion of the Limited
     Partnership interest of the deceased Limited
     Partner. The Partnership may exercise such right to purchase by giving the personal representative of the deceased Limited Partner's estate written notice of its election to exercise such right within thirty (30) days following receipt of written notice of the deceased Limited Partner's death. If the Partnership does not elect to exercise its right to purchase the deceased
     Limited Partner's Limited Partnership interest, each other Limited Partner may buy a proportionate share of the Limited Partnership interest of the deceased Limited Partner, in the same proportion as his Limited Partnership interest bears to those of all Limited Partners (except the deceased
     Limited Partner). Each Limited Partner may exercise this right of first refusal by giving the personal representative of the deceased Limited
     Partner's estate written notice within thirty (30) calendar days after receipt of the notice referred to in this paragraph.

              (b)  If one or more of the other Limited
     Partners declines to buy his proportionate share of the Limited Partnership interest of the deceased Limited Partner, then that portion of the interest as to which no Limited Partner has exercised his or her option under the preceding paragraph will be offered wholly to each Limited
     Partner who exercised his option. Each such Limited Partner may exercise his secondary right of first refusal as to all or part of the remaining Limited Partnership interest of the deceased Limited Partner by giving the personal representative of the deceased Limited Partner's estate written notice within thirty (30) calendar days after the expiration of the first thirty (30) day period. The personal representative of the deceased Limited Partner's estate must honor all such notices in full in the order received.

              (c)  If the Partnership or the other Limited
     Partners do not elect to buy all of the Limited
     Partnership interest of the deceased Limited
     Partner pursuant to paragraphs (a) and (b) above, the personal representative of the deceased Limited
     Partner's estate may transfer the entire Limited
     Partnership interest of the deceased Limited
     Partner to the legatees and devisees entitled to receive such interest pursuant to the terms of the deceased Limited Partner's will, or if the deceased Limited Partner died intestate, to the heirs at law of the deceased Limited Partner.

              (d)  If the Partnership or any of the other
     Partners elect to purchase the deceased Limited
     Partner's Limited Partnership interest in accordance with this Section 11.3, the purchase price shall be equal to the Fair Market Value (as defined in Section 11.5) of such interest.

    11.4 Permitted Transfers to Related Party.  A
Limited Partner may transfer, assign or convey all or any part of his or her Limited Partnership Interest at any time and from time to time during his or her life or upon his or her death to a Related Party or Related Parties without giving the other Partners a right of first refusal, provided that the transferee assumes all of the obligations of the transferring Limited Partner under this Agreement. The term Related Party, as used herein, shall mean any member of the Limited Partner's Immediate Family or any trust, corporation, partnership or other entity in which the Limited Partner and members of his or her Immediate Family own all of the ownership or beneficial interest. The term Immediate Family, as used herein, shall mean the Limited Partner's spouse, children (whether naturally born to or legally adopted by the Limited Partner), descendants through all generations (whether naturally born to or legally adopted by their parent), and parents.

    For purposes of this Agreement, with respect to any interest of a Limited Partner ("Transferee Limited Partner") for which no right of first refusal was required by the preceding paragraph of this Section 11.4 due to the Transferee Limited Partner being a Related Party, if at any time all of the ownership interest of the Transferee Limited Partner which is a trust, corporation, partnership or other entity is not owned by the Limited Partner (who transferred his interest to the Transferee Limited Partner) or members of his or her Immediate Family, a right of first refusal to purchase the interest of the Transferee Limited Partner in accordance with Section 11.1 shall arise.

    11.5 Fair Market Value.  For purposes of this
Agreement, the term "Fair Market Value" shall mean the price at which the interest in the Partnership in question would transfer between a willing buyer and seller, neither being under any compulsion to either buy or sell and both having reasonable knowledge of the facts. The Fair Market Value of an interest in the Partnership shall be determined by a competent appraiser mutually agreed upon by (i) the General Partner and (ii) the selling or transferring partner or by the persons or parties obligated to sell a Partner's Partnership interest. In the event an appraiser is not mutually agreed upon by all parties within thirty (30) days after the notice of the exercise of the option to purchase by the Partnership or the other Partners, then each respective party shall designate an appraiser, and the two appraisers so designated shall designate a third appraiser within ten (10) days after they have been appointed. The three appraisers so designated shall prepare their respective appraisal reports within forty-five (45) days thereafter, and the Fair Market Value shall be determined by taking the average of the values for such interests so determined by said appraisers. As a condition precedent for designating a particular appraiser, such party designating such appraiser must establish and provide appropriate evidence that such appraiser has at least testified as an expert valuation witness on behalf of taxpayers in two or more suits before the U.S. Tax Court, U.S. District Court, or the U.S. Court of Claims, relative to the valuation of closely held business interests. Further, it must be established that any such appraiser shall be competent and qualified to value such undivided ownership interest in the Partnership taking into consideration the various valuation factors pertinent to the valuation of such interest under the then existing valuation techniques, procedures and guidelines established for purposes of estate and gift tax valuations at "fair market value," and taking into consideration case law and statutory law relative to the valuation of undivided ownership interests in limited partnerships.

    The partners understand and acknowledge that (i) no individual or entity owning an interest as a Limited Partner has the right to withdraw from the Partnership or cause the Partnership to dissolve and liquidate before the end of the term of the Partnership, (ii) the only distributions that will be made to the owner of such interest will be his or her proportionate share of the cash distributions of the Partnership which are distributed to the Partners from time to time in accordance with Section 5.5 and his or her proportionate share of the properties of the Partnership when the Partnership terminates and (iii) the Fair Market Value of an interest in the Partnership will be determined considering all relevant factors, including those set forth in (i) and (ii) above.

    Notwithstanding anything contained herein to the contrary, the party who exercises the option to purchase the Partnership interest of a Partner pursuant to the foregoing provisions of this Agreement shall have an additional fifteen (15) days after the Fair Market Value of such interest has been determined in accordance with this Section
11.5 to determine if the purchasing party wants to proceed with the purchase. If the purchasing party elects not to proceed with the purchase, then the purchasing party shall give written notice of such election to the selling Partner within such fifteen (15) day period. If no such notice is made within such fifteen (15) day period, the parties shall proceed with the closing of such purchase in accordance with this Agreement. If the purchasing party elects not to proceed with the purchase, then the time period for the exercise of any secondary options to purchase as set forth in this Agreement shall begin at the expiration of the fifteen (15) day notice period referred to above.

    11.6 Assignees of Limited Partners. This Agreement shall be fully applicable to all persons or entities which acquire any interest (community property or otherwise) in an interest as a Limited Partner (whether as an assignee or substitute Limited Partner) as if such person were a Limited Partner. Not in any way limiting the foregoing, an assignee of an interest as a Limited Partner shall be bound by the provisions of this Agreement as if such assignee were a Limited Partner. Unless the assignee becomes a substitute Limited Partner, any assignee shall have only those rights of an assignee permitted by the Act. An assignee shall not become a substitute Limited Partner without the written consent of the General Partner and Limited Partners owning a majority in interest of the capital of the Partnership.

                            ARTICLE 12
             WITHDRAWAL, DISSOLUTION AND LIQUIDATION

    12.1.  Withdrawal of Partners and Rights of Partners to
Terminate and Liquidate the Partnership.

             (a)  Termination and Liquidation.  The
    Partnership may not be terminated or liquidated for any reason before the end of the term set forth in Article 3 above without the written consent of all the Partners.

             (b)  Withdrawal of Initial General Partner.
    The General Partner may withdraw as the general partner of the Partnership by giving ninety (90) days written notice to the Limited Partners. Upon such withdrawal, the Partnership shall not be terminated and liquidated, but shall be reconstituted, and Limited Partners owning a majority in interest of the capital of the Partnership owned by all Limited Partners shall select at least one (1), but no more than three
    (3), new general partners to continue the business of the Partnership and succeed to the rights, duties and obligations of the withdrawing General
    Partner. If the required vote to appoint a successor general partner is not obtained within ninety (90) days following the withdrawal of the General Partner, then upon the application of any Limited Partner, the District Court of Midland
    County, Texas shall appoint at least one (1), but not more than three (3), new general partners to succeed to the rights, duties and obligations of the withdrawing General Partner. In such event, the withdrawing General Partner's general partnership interest shall be converted to a limited partnership interest. The withdrawing
    General Partner's limited partnership interest
    (including the converted interest) shall be transferred in accordance with Section 11.3 above.
    The withdrawal of a General Partner will never result in the termination or liquidation of the Partnership.

             (c)  Withdrawal of Successor General Partner.
    A successor General Partner may withdraw as a general partner by giving ninety (90) days written notice to the other successor General Partners and the Limited Partners. Upon such withdrawal, the Partnership's business shall be continued by the remaining successor General Partners. In such event, the withdrawing successor General Partner's
    General Partnership interest shall be converted to a limited partnership interest, and the withdrawing
    General Partner shall become a substitute Limited
    Partner hereunder. Upon the withdrawal of the sole remaining successor General Partner, the Partnership shall not be terminated and liquidated, but shall be reconstituted, and Limited Partners owning a majority in interest of the capital of the Partnership owned by all Limited Partners shall name at least one (1), but no more than three (3), new general partners to continue the business of the Partnership and succeed to the rights, duties and obligations of the withdrawing successor General Partner. If the required vote to appoint a successor general partner is not obtained within ninety (90) days following the withdrawal of the sole remaining successor General
    Partner, then upon the application of any Limited
    Partner, the District Court of Midland  County,
    Texas shall appoint at least one (1), but not more than three (3), new general partners to succeed to the rights, duties and obligations of the withdrawing General Partner. Upon the withdrawal of the sole remaining successor General Partner, the withdrawing successor General Partner's General
    Partnership interest shall be converted to a limited partnership interest, and the withdrawing successor General Partner shall become a substitute
    Limited Partner hereunder. The withdrawal of the sole remaining successor General Partner will never result in the termination or liquidation of the Partnership.

             (d)  Withdrawal of Limited Partner.  A Limited
    Partner may not withdraw from the Partnership prior to the end of the term set forth in Article
    3 above.

    12.2. Death, Incapacity, Bankruptcy or Insolvency of Limited Partner or Charging Order Against Limited Partnership Interest. The Partnership shall not dissolve on the death, incapacity, bankruptcy or insolvency of a Limited Partner or in the event that a creditor of a Limited Partner obtains a charging order against the Limited Partner. Upon the death of a Limited Partner, the transfer of such Limited Partner's Partnership interest shall be governed by the provisions of Section 11.3 above. However, if a creditor of a Limited Partner obtains a charging order against the Limited Partnership interest of a Limited Partner, or upon the incapacity, bankruptcy or insolvency of the Limited Partner, the Partnership shall have the option to purchase the Limited Partnership interest of such Limited Partner by giving such Limited Partner written notice of its election to exercise such right within thirty
(30) days after receipt of written notice of the event giving rise to such option to purchase. If the Partnership does not elect to exercise its right to purchase such Limited Partnership interest, each other Limited Partner will have the option to purchase a proportionate share of the Limited Partnership Interest (the "Offered Interest") of such Limited Partner (the "offering Partner") in the same proportion that the purchasing Partner's partnership interest bears to those of all Partners electing to exercise their option to purchase pursuant to this Section 12.2.
Each other Partner may exercise this option by giving the offering Limited Partner written notice thirty (30) days after receipt of written notice of the occurrence of the event giving rise to such option. If the Partnership or some or all of the other Partners elect to exercise this option, the purchase price of the offered interest shall be equal to the Fair Market Value (as defined in Section 11.5) of the Limited Partner's partnership interest.

    12.3.  Death, Incapacity, Dissolution, Bankruptcy or
Insolvency of a General Partner or Charging Order Against
General Partnership Interest.

             (a) The dissolution, bankruptcy or insolvency of the General Partner shall not result in the termination or liquidation of the Partnership. In addition, if a creditor of the General Partner obtains a charging order against the General
    Partnership interest of a General Partner, the Partnership shall not be terminated or liquidated.
    Upon the occurrence of any event described in this paragraph, the Partnership shall be reconstituted and its business continued , and Limited Partners owning a majority in interest of the capital of the Partnership owned by all Limited Partners shall select at least one (1), but no more than three (3), new general partners to continue the business of the Partnership and succeed to the rights, duties and obligations of the dissolved, bankrupt or insolvent General Partner or General
    Partner who has a charging order against its general partnership interest. If the required vote to appoint a successor general partner is not obtained within ninety (90) days following the dissolution, bankruptcy or insolvency of the General Partner (or General Partner who has a charging order against its general partnership interest), then upon the application of any Limited Partner, the District Court of Midland
    County, Texas shall appoint at least one (1), but not more than three (3), new general partners to succeed to the rights, duties and obligations of the General Partner.

             (b) The death, incapacity, dissolution, bank-ruptcy or insolvency of a successor General
    Partner shall never result in the termination or liquidation of the Partnership. In addition, if a creditor of a successor General Partner obtains a charging order against the General Partnership interest of a successor General Partner, the Partnership shall not be terminated or liquidated.
    Upon the occurrence of any such event described in this paragraph, the business of the Partnership shall be continued by the other successor General
    Partners, if any.

             (c)  The death, incapacity, dissolution,
    bankruptcy or insolvency of the sole remaining successor General Partner shall not result in the termination or liquidation of the Partnership. In addition, if a creditor of the sole remaining successor General Partner obtains a charging order against the general partnership interest of the sole remaining successor General Partner, the Partnership shall not be terminated or liquidated.
    Upon the occurrence of any such event described in this paragraph, the Partnership shall be reconstituted, and Limited Partners owning a majority in interest of the capital of the

    Partnership owned by all Limited Partners shall name at least one (1), but no more than three
    (3), new general partners to continue the business of the Partnership and succeed to the rights, duties and obligations of the sole remaining successor General Partner. If the required vote to appoint a successor General Partner is not obtained within ninety (90) days following the death, incapacity, dissolution, bankruptcy or insolvency of the sole remaining successor General
    Partner (or General Partner who has a charging order against his, her, or its general partnership interest), then upon the application of any Limited Partner, the District Court of Midland
    County, Texas shall appoint at least one (1), but not more than three (3), new general partners to succeed to the rights, duties and obligations of the sole remaining successor General Partner.

             (d)  Upon the occurrence of any event
    described in this Section 12.3 above, the General
    Partnership interest of the deceased,
    incapacitated, dissolved, bankrupt or insolvent
    General Partner (or General Partner who has a charging order against his, her or its General
    Partnership interest) shall be converted to a limited partnership interest, and the Limited
    Partners shall have the option to purchase such interest at a price equal to the Fair Market Value
    (as defined in Section 11.5) of such interest.
    Each Limited Partner shall have the right to purchase a proportionate share of such interest in the same proportion that his or her Limited
    Partnership interest bears to those of all Limited
    Partners who exercise their option to purchase such interest.

    12.4.  Liquidation.  Upon termination of the
Partnership for any reason, the assets of the Partnership, or the proceeds from the sale or liquidation of such assets, shall be distributed and applied as follows:

             (a)  First, all debts and liabilities of the
    Partnership to persons other than Partners shall be paid or provided for in the order of priority provided by law; although an appropriate reserve may be maintained and the amount determined by the General Partner for any contingent liability until said contingent liability is satisfied;

             (b)  Second, all debts and liabilities to
    Partners shall be paid or provided for in the order of priority provided by law;

             (c) Third, an amount equal to the balance in each Partner's capital account shall be distributed to each Partner. If the Partnership does not have properties having a value equal to or exceeding the sum of the capital accounts of the Partners, then the remaining Partnership properties shall be distributed to the Partners in proportion to their respective capital account balances.

             (d)  Fourth, all remaining assets shall be
    distributed to the Partners in proportion to the Partnership sharing percentages set forth in Exhibit A, as it may be amended from time to time.

    The Partners shall continue to share in profits and losses during the winding-up process in the same manner and proportion as set forth in Article 5 above for the period prior to termination of the Partnership. The capital accounts of the Partners shall be adjusted to reflect all gains, losses, income and expenses realized or incurred during the liquidation process.

    12.5.  No Obligation to Restore Negative Capital
Account Balance. No Partner with a negative balance in his or her capital account shall be liable to the Partnership or any other Partner for the amount of such negative balance upon dissolution or liquidation.

    12.6.  Distributions in Kind.  Except as provided in
Section 12.4(c) above, no Partner shall be entitled to demand a distribution be made to him in Partnership property, but the General Partner, in its sole discretion, may make or direct property distributions to be made, using the property's Fair Market Value as of the time of distribution as the basis for making the distribution.

    12.7 Termination of Trust or Closing of Estate.
Notwithstanding anything contained herein to the contrary, the termination of a trust or the closing of an estate which is a Limited Partner and the distribution of the Limited Partnership interest to the beneficiaries of such Limited Partner pursuant to Section 11.4 above shall not cause a dissolution of the Partnership or trigger a right of first refusal in favor of the other Partners to purchase such interest, provided that such beneficiaries are Related
Parties.

                            ARTICLE 13
                     MISCELLANEOUS PROVISIONS

    13.1. Amendment. This Agreement may only be amended or modified by unanimous written consent of all the Partners.

    13.2.  Notices.  Except as may be otherwise
specifically provided in this Agreement, all notices required or permitted hereunder shall be in writing and shall be deemed to be delivered when deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested, addressed to the parties at the respective addresses set forth opposite their signatures at the end of this Agreement or at such other addresses as may have been theretofore specified by written notice delivered in accordance herewith.

    13.3. Texas Law to Apply. This Agreement shall be construed under and in accordance with the laws of the State of Texas.

    13.4. Other Instruments. The parties hereto covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the Partnership created by this Agreement.

    13.5. Headings. The headings used in this Agreement are used for administrative purposes only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

    13.6. Parties Bound. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns where permitted by this Agreement.

    13.7. Legal Construction. If any one or more of the provisions contained in this Agreement for any reason are held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision thereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

    13.8. Tax Elections. No election shall be made to exclude the Partnership from the application of the provisions of Subchapter K of the Internal Revenue Code of 1986, as amended (the "Code") or from any similar provisions of state tax laws. If a Partnership interest is transferred, a Partner dies, or Partnership assets are distributed to a Partner, the Partnership may elect to cause the basis of the Partnership's assets to be adjusted for federal income tax purposes under Code Sections 734 and 743.

    13.9. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original.

    13.10. Gender. Wherever the context shall so require, all words herein in the male gender shall be deemed to include the female or neuter gender, all singular words shall include the plural, and all plural words shall include the singular.

                            ARTICLE 14
                  DISPUTE  RESOLUTION PROCEDURE

    In the event of any dispute, difference or question ("Dispute") between any of the Partners or assignees of the Partners or the Partnership ("Disputing Parties"), which cannot be otherwise informally resolved by the Disputing Parties themselves, the Disputing Parties will utilize the procedures specified in this Article 14 (the "Procedure") to resolve the Dispute. The Disputing Party seeking to initiate the Procedure (the "Initiating Party") shall give written notice to the other Partners, assignees of the Partners and the Partnership, describing in general terms the nature of the Dispute, the Initiating Party's claim for relief and identifying one or more individuals with authority to settle the Dispute on such Party's behalf.
The disputing Parties receiving such notice (the "Responding Party", whether one or more) shall have five (5) business days within which to designate by written notice to the Initiating Party, one or more individuals (which may include the appointing Partner), with authority to settle the Dispute on such Party's behalf. The individuals so designated shall be known as the "Authorized Individuals".

    The Authorized Individuals shall be entitled to make such investigation of the Dispute as they deem appropriate, but agree to promptly, and in no event later than thirty
(30) days from the date of the Initiating Party's written notice, meet to discuss resolution of the Dispute. The
Authorized Individuals shall meet at such times and places and with such frequency as they may agree. The Disputing
Parties agree to participate in good faith in the direct negotiations to resolve the Dispute. If the Dispute has not been resolved within thirty (30) days from the date of their initial meeting, the Disputing Parties shall cease direct negotiations and shall submit the Dispute to arbitration in accordance with the following procedure.

    The Dispute will be settled by arbitration by an arbitrator mutually acceptable to the Disputing Parties in an arbitration proceeding conducted in Midland County, Texas in accordance with the rules as then in effect of the American Arbitration Association. If the Disputing Parties hereto cannot agree on an arbitrator within ten (10) business days of the initiation of the arbitration proceeding, an arbitrator shall be selected for the Disputing Parties by the American Arbitration Association. The Disputing Parties shall use their best efforts to have the arbitration proceeding concluded and a judgment rendered by the arbitrator within forty (40) business days of the initiation of the arbitration proceeding. The decision of such arbitrator shall be final, and judgment upon the award rendered by the arbitration may be entered in any court having jurisdiction thereof, and the costs (including, without limitation, reasonable fees and expenses of counsel and experts for the Disputing Parties) of such arbitration (including the costs to enforce or preserve the rights awarded in the arbitration) shall be borne by the Disputing Party whom the decision of the arbitrator is against. If the decision of the arbitrator is not clearly against one of the Disputing Parties or the decision of the arbitrator is against more than one Disputing Party on one or more issues, the costs of such arbitration shall be borne equally by the Disputing Parties. Notwithstanding anything to the contrary herein, an arbitrator, pursuant to a proceeding brought under this Article 14, shall not rule against any General Partner's exercise of any powers herein given to any General Partner, or rule against any management decision of any General Partner, unless that exercise or management decision did not constitute the exercise of ordinary business judgment in managing the affairs of the Partnership at the time of that exercise or management decision and constituted fraud, deceit or a wrongful taking by such General Partner.

    EXECUTED to be effective as of the 19th day of April, 2000.


                                  GENERAL PARTNER:

                                  ROPER OPERATIONS, INC.

ADDRESS:

4607 W. Industrial Avenue         By:  /s/ J. Mark Roper
Midland, Texas 79703                   ------------------------
                                       J. Mark Roper, President


                                  LIMITED PARTNER:

ADDRESS:

4607 W. Industrial Avenue           /s/ Joe G. Roper
Midland, Texas 79703                ---------------------------
                                    Joe G. Roper

                            EXHIBIT C


                      Joint Filing Agreement


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of TMBR/Sharp Drilling, Inc. and that this Joint Filing Agreement be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 2nd day of August, 2000.


                    ROPER OPERATIONS, INC.



                    By:  /s/ Patricia R. Elledge
                         -----------------------------------
                         Patricia R. Elledge, Vice President



                    ROPER FAMILY PROPERTIES, LTD., a
                      Texas limited partnership

                    By: ROPER OPERATIONS, INC., its
                       General Partner



                    By:  /s/ Patricia R. Elledge
                         -----------------------------------
                         Patricia R. Elledge, Vice President

                      LYNCH, CHAPPELL & ALSUP
                    A Professional Corporation
                      The Summit, Suite 700
                       300 North Marienfeld
                       Midland, Texas 79701
                          (915) 683-3351
                    Telecopier (915) 683-2587

                         August 10, 2000




Securities and Exchange Commission
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  TMBR/Sharp Drilling, Inc.; Schedule 13D

Gentlemen:

     Transmitted herewith for filing on behalf of Roper
Operations, Inc. and Roper Family Properties, Ltd. is
Schedule 13D relating to the securities of TMBR/Sharp
Drilling, Inc.

     If the Staff has any questions, please contact the undersigned at (915) 683-3351.


                                Very truly yours,

                                /s/ Thomas W. Ortloff

                                Thomas W. Ortloff

TWO/ds